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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING


                                                   Commission File Number 0-2642


      (Check one):        |_| Form 10-K and Form 10-KSB    |_| Form 11-K
      |_| Form 20-F       |X| Form 10-Q and Form 10-QSB    |_| Form N-SAR


      For period ended June 30, 1999


|_| Transition Report on Form 10-K and Form 10-KSB
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q and Form 10-QSB
|_| Transition Report on Form N-SAR

      For the transition period ended __________________________________________

      READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR
TYPE.


      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________
________________________________________________________________________________


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                                     PART I
                             REGISTRANT INFORMATION

      Full name of registrant TRIDENT ROWAN GROUP, INC.

      Former name if applicable ________________________________________________

                              TWO WORLDS FAIR DRIVE
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            Address of principal executive office (STREET AND NUMBER)

                                FRANKLIN TOWNSHIP
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      City, State and Zip Code SOMERSET, NEW JERSEY 08873

                                     PART II
                             RULE 12B-25(B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X| (b) The subject annual report, semi-annual report, transition report on Forms 10- K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The financial and accounting services which are generally made available to the Company on a limited basis by its subsidiaries were unavailable on a timely basis because of other exigent assignments critical to the subsidiaries' financing and operations.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification.

          DAVID LERNER                           212-735-8609
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            (Name)                       (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).

                                                                |X| Yes   |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                |X| Yes   |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company expects to report a greater loss for the three and six month periods ending June 30, 1999 compared to the 1998 periods because of losses sustained by the Company's principal operating subsidiary, Moto Guzzi Corporation. The Company's other operations are not expected to show a material difference for the 1999 periods compared to 1998.


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      For the three month 1999 period, while net sales at Moto Guzzi increased
6.3% to Lit. 23.8 billion and unit sales increased 19.8% to 1,823 compared to 1998 levels, gross margins decreased from Lit. 4.6 billion in 1999 to Lit. 2.8 billion in the 1998 period, largely due to a change in the mix of motorcycles sold. Selling, general and administrative expenses increased by 21.7% to Lit.
5.5 billion in the second quarter of 1999.

      Due to variety of factors, including serious liquidity shortages affecting Moto Guzzi in the first quarter of 1998, and an unusual public sector sale consummated in 1998, net sales for the 1999 six month period declined by Lit.
6.6 billion, or 13.8%, from 1998 levels. Unit sales declined 8.8%, while gross margins declined to 7.1% of sales in 1999, from 19.2% in the 1998 six month period. Selling, general and administrative expenses, increased by 20.3% in the 1999 period.

                            TRIDENT ROWAN GROUP, INC.
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                  (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date AUGUST 13, 1999                      By    MARK S. HAUSER
                                            ------------------------------------
                                                Mark S. Hauser, President

            INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).


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